ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901

February 5, 2020
VIA EDGAR SUBMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “Commission”)
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos.: 333-182274 and 811-22310
Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A
ETFMG Travel Tech ETF (the “Fund”)

Dear Mr. Sutcliffe:
This correspondence is in response to comments you provided on February 5, 2020 to the Trust on behalf of the staff (the “Staff”) of the Commission with respect to the Fund and the Trust’s Post-Effective Amendment No. 113 (the “Amendment”) to its registration statement on Form N‑1A, which was filed via EDGAR on October 25, 2019.
In accordance with the requirements of the Commission’s Rule 83 under the Freedom of Information Act (“FOIA”), 17 CFR § 200.83, the Trust requests that the Commission grant confidential treatment to the previously provided materials provided as response to Comment 2. We have marked the information provided in response to such Comments for which confidential treatment is being requested with the words “CONFIDENTIAL TREATMENT REQUESTED BY ETF Managers Trust” and have numbered these pages sequentially for each response (e.g., ETFMG-TRAVEL-2020-1).
For your convenience in reviewing the Trust’s responses, your Comments are included in bold typeface immediately followed by the Trust’s responses.
Comment 1. The Litigation section of the Fund’s Prospectus references as pending Case 1:17-cv-08252. As an Opinion and Order was filed on December 20, 2019 by the United States District Court Southern District of New York for Case 1:17-cv-08252, please explain in detail how the last sentence of the litigation section can still be valid in consideration of the judgment “While the Adviser cannot predict the outcome of this lawsuit, the Adviser believes that any judgment against it will not affect its ability to continue to act as investment adviser to the Funds.”
Response: The Trust responds that the language has been revised as below:
The Adviser and its parent, Exchange Traded Managers Group, LLC, were defendants in a case filed on October 26, 2017 in the United States District Court for the Southern District of New York by NASDAQ, Inc. captioned Nasdaq, Inc. v. Exchange Traded Managers Group, LLC et al., Case 1:17-cv-08252. This action arose out of the same facts and circumstances, and relates to the same series of the Trust, as the New Jersey litigation and asserts claims for breach of contract, conversion and certain other claims. The matter was the subject of a bench trial in May 2019, and on December 20, 2019, the Court issued an Opinion and Order awarding compensatory damages to Plaintiff in the amount of $78,403,172.36, plus prejudgment interest. The Court also denied Plaintiff’s requests for punitive damages and equitable relief. The Adviser filed a notice of appeal from the judgment on January 19, 2020.
Comment 2. The Staff notes the Index methodology provided does not define Travel Technology companies.
Response: Supplementally, the revised Index methodology Version 0.95 defining Travel Technology companies was sent via UPS Overnight on January 30, 2020.
Comment 3. Regarding selection of the index components, please include as disclosure the component security type requirement and the component security liquidity requirement.
Response: The Trust responds that the language describing the component security requirements has been revised as below:

The companies included in the Index are identified by Prime Indexes (the “Index Provider”). The Index Provider determines whether a company is a Travel Technology Company based on its assessment of: i) descriptions of a company’s primary business activities in its regulatory filings (e.g., annual reports, financial statements and other public filings), investor presentations, as well as third-party industry research, reports, and analyses; and ii) if a company derives more than 50% of its revenue from Travel Technology Business. The Index Provider screens candidate companies for the Travel Technology Index for investability base on i) must be an equity security of an operating company or an ADR of an operating company; ii) must have a minimum market capitalization of $150 million; iii) must have an average daily trading volume of $250,000 or greater; and, iv) must be on an exchange in a country that does not employ restrictions on foreign capital investment.
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If you have any questions regarding the foregoing, please contact Kent Barnes of U.S. Bancorp Fund Services, LLC at (414) 765-6511.

Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust